

Mail Stop 7010

August 28, 2008

Mr. Bernard Retterath
Treasurer
Homeland Energy Solutions, LLC
106 W. Main Street
Riceville, IA 50466

> **Re:** **Homeland Energy Solutions, LLC**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **File No. 0-53202**

Dear Mr. Retterath:

We have reviewed your response letter dated August 19, 2008 (filed on EDGAR on August 26, 2008) and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

1. We note your response to our comments issued on July 21, 2008. However, as more fully described in footnote 82 of SEC Final Rule Release No. 33-8760, a newly public company that filed a special financial report under Exchange Act Rule 15d-2 is considered to have filed an annual report. Therefore, such newly public companies are required to fully comply with the internal control over financial reporting requirements when filing an annual report for their next fiscal year. In your case, since your special financial report covered the year ended October 31, 2006 and then you subsequently changed your year-end to December 31, you were required to fully

comply with the internal control over financial reporting requirements when you filed your Form 10-KSB for the year ended December 31, 2007. Therefore, we are re-issuing all of our previous comments issued to you in our letter dated July 31, 2008. We request that you amend your filing within 30 calendar days to provide management's required report on internal control over financial reporting and address all other issues noted in our previously issued comments, which are repeated below for your convenience.

2. We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

    - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

    - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

    - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

    Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

    *   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief